SHINHAN SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Securities Co., Ltd.)

Statement of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45648

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 _____ AND ENDING 12/31/25 _____

                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SHINHAN SECURITIES AMERICA INC.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

750 7TH AVENUE, STE 2602

(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chanbum Kim	212-397-0792	cb.kim@shinhan-usa.cor
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SEJONG LLP

(Name – if individual, state last, first, and middle name)

65 CHALLENGER ROAD, STE 250	RIDGEFIELD PARK	NJ	07660
(Address)	(City)	(State)	(Zip Code)
8/16/2011		5519	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chanbum Kim, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Shinhan Securities America Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Sejong LLP

integrity·trust·professionalism

65 CHALLENGER ROAD. SUITE 250, RIDGEFIELD PARK, NJ 07660 T. 212.244.3940 | F. 201.242.0106

WWW.SEJONGLLP.COM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of Shinhan Securities America Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Shinhan Securities America Inc. as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Shinhan Securities America, Inc. as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Shinhan Securities America Inc.'s management. Our responsibility is to express an opinion on Shinhan Securities America Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Shinhan Securities America Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

SEJONG LLP

We have served as Shinhan Securities America Inc.'s auditor since 2012.

Ridgefield Park, New Jersey

February 25, 2026

SHINHAN SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Securities Co., Ltd.)

Statement of Financial Condition

December 31, 2025

Assets

Cash and cash equivalents	$	2,306,951
Other receivable from Parent		
Fixed assets, net		57,995
Right-of-use assets		664,536
Other assets		74,581
Total assets	$	3,104,063

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses and other liabilities	$	104,807
Lease liabilities		776,921
Total liabilities		881,728
Commitment and contigencies		
Stockholder's equity:		
Common stock, $0.01 par value. Authorized, issued		
and outstanding, 25,000 shares		250
Additional paid-in capital		7,039,750
Accumulated deficit		(4,817,665)
Total stockholder's equity		2,222,335
	$	3,104,063

See accompanying notes to statement of financial condition.

SHINHAN SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2025

(1) Description of Business

Shinhan Securities America Inc. (the "Company") was incorporated on February 1, 1993, under the laws of the State of New York to conduct a securities business in the United States of America. The Company, a wholly owned subsidiary of Shinhan Securities Co., Ltd. (the "Parent", a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company provides advisory services to clients for a series of securitization transactions. The Company also engages in broker and dealer transactions of Korean securities. The Company has a clearing agreement with the Parent whereby the Parent clears Korean security transactions for the Company and the Company's customers.

The Company clears all transactions on a fully disclosed basis through the Parent. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company claims exemption from SEC rule 15c3-3 under paragraph (k)(2)(i).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(c) Fair Value of Financial Instruments

In accordance with Financial Accounting Standards Board (FASB) Accounting, Standards Codification (ASC) 820, *Fair Value Measurements*, the Company categorizes its assets and liabilities that are accounted for at fair value in the statement of financial condition in the fair value hierarchy as defined by ASC 820. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities. See Note (3) for further information about the fair value hierarchy and the Company's assets and liabilities that are accounted for at fair value.

(d) Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in two non-cancellable operating leases for office spaces. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use

3

SHINHAN SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2025

(ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

(e) **Fixed Assets**

Fixed assets are stated at cost, net of accumulated depreciation and amortization.

(f) **Income Taxes**

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(g) **Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the

SHINHAN SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2025

reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h)   *Commitments and Contingencies*

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(i)   *Recent Accounting Pronouncements*

Accounting Standards Update 2025-05 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets

In July 2025, FASB issued Accounting Standards Update (ASU) 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides all entities with a practical expedient and entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and contract assets arising from transactions accounted for under Topic 606. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the impact of the adoption of this ASU and does not expect its adoption to have a material impact on the financial statements.

Accounting Standards Update 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures

In December 2023, FASB issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires qualitative disclosure about specific categories of reconciling items and individual jurisdictions that result in a significant difference between the statutory tax rate and the effective tax rate. For public business entities, the ASU will be effective for annual periods beginning after December 15, 2024. The adoption of this ASU does not have a material impact on the financial statement.

(3)   Fair Value of Assets and Liabilities

FASB ASC 820, *Fair Value Measurements*, defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires disclosures about fair value measurements.

In accordance with ASC 820, the Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. These levels are:

SHINHAN SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2025

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, options pricing models, and similar techniques.

The balances of assets measured at fair value on a recurring basis as of December 31, 2025 are as follows:

Description	Level 1	Level 2	Level 3	Total
Money market account	$ 1,779,740	—	—	$ 1,779,740

(4) Related Party Transactions

The Company leases an office space from its affiliate. A summary of balance with the affiliate as of December 31, 2025, is approximately as follows:

Lease liabilities	$ 518,000

(5) Fixed Assets

Fixed assets, at cost, at December 31, 2025, are summarized as follows:

Equipment	$ 82,367
Furniture and fixtures	64,625
Leasehold improvements	73,710
	220,702
Less accumulated depreciation and amortization	(162,707)
	$ 57,995

(6) Leases

The Company has obligations as a lessee for office spaces with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to nine years. Because the Company is not reasonably certain to exercise the renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. The Company's

SHINHAN SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2025

office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liabilities and are recognized as variable costs when incurred.

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2025, are approximately as follows:

Years	Amount
2026	$ 328,000
2027	308,000
2028	181,000
2029	31,000
Total undiscounted lease payments	848,000
Less imputed interest	(71,000)
Total lease liabilities	$ 777,000

(7) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2025, the Company had a minimum net capital requirement of $250,000. The Company had a service agreement ("Chaperoning arrangement") with the Parent, which was regarded as a foreign broker-dealer under SEC Rule 15a-6(a)(3). SEC requires registered broker and dealers that enter into a service agreement with a foreign broker-dealer to maintain a minimum net capital of $250,000. At December 31, 2025, the Company had net capital of $2,089,758, which exceeded the minimum requirement by $1,839,758. The Company's percentage of aggregate indebtedness to net capital was 10.39%.

SHINHAN SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2025

(8) Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets (liability) at December 31, 2025, are as follows:

Deferred tax assets (liability):		
Net operating loss carryforwards	$	1,643,264
Leases		(36,874)
Fixed assets		5,997
Capital loss carryforwards		12,543
Total deferred tax assets, net		1,624,930
Less valuation allowance		(1,624,930)
Net deferred tax assets	$	—

The net change in the valuation allowance for the year ended December 31, 20225, was an increase of approximately $369,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the company will not realize the benefits of these deductible differences. Accordingly, deferred tax assets have been reduced by a valuation allowance.

At December 31, 2025, the Company had net operating loss carryforwards available for federal income tax purpose of approximately $1,050,000 which expire in various years through December 31, 2037, and approximately $3,719,000 which will be carried forward indefinitely, with an 80% of limitation on the taxable income. The Company also has net operating loss carryforwards for New York state and New York city tax purposes amounting to approximately $4,447,000 and $6,718,000 respectively at December 31, 2025, which expire in various years through December 31, 2045.

FASB ASC 740-10, *Income Taxes*, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company remains subject to examination for the years ended December 31, 2022, 2023, and 2024 for the federal, state, and local jurisdictions.

SHINHAN SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2025

(9) Off-Balance-Sheet Risk

The Company reviewed its exposure on off-balance-sheet credit risks regarding the creditworthiness of its customers to fulfill their contracted obligations of security transactions, and determined that the fair value of such exposure is not material. There were no customers' unsettled trades at December 31, 2025.

The Company's performance can be significantly influenced by economic factors and risks inherent in conducting business in foreign countries, including government regulations, currency restrictions and other factors that may significantly affect management's estimates and the Company's performance.

(10) Concentration of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on or off-balance sheet) exist for group of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

Cash and cash equivalents in banks periodically exceeds the Federal Deposit Insurance Corporation's insurance coverage of $250,000. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

(11) Reporting Segment

The Company is primarily engaged in the business of securities broker-dealer which is comprised of introducing broker-dealer, advisory and agency transactions, and other similar activities. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Total assets per the segment is the same in all material respects as those reported on the statement of financial position.

SHINHAN SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2025

(12) Subsequent Events

On October 27, 2025, Shinhan Securities Co., Ltd., the sole stockholder of the Company, entered into a Stock Purchase Agreement to sell 100% of its ownership interest in the Company to a third party.

In connection with the proposed transaction, the Company filed a Continuing Membership Application (CMA) with the FINRA on December 22, 2025, as required for a change in ownership. As of February 25, 2026, the CMA remains under review by FINRA, and the Company is awaiting regulatory approval. The completion of the transaction is subject to such approval and other customary closing conditions.

The Company has evaluated subsequent events through February 25, 2026, the date the financial statements were available to be issued.

 LLP

65 CHALLENGER ROAD, SUITE 250, RIDGEFIELD PARK, NJ 07660   T. 212.244.3940 | F. 201.242.0106

integrity·trust·professionalism

WWW.SEJONGLLP.COM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of Shinhan Securities America Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Shinhan Securities America Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Shinhan Securities America Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provision) and Shinhan Securities America Inc. stated that it met the identified exemption provision throughout the most recent fiscal year without exception. Shinhan Securities America Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shinhan Securities America Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SEJONG LLP

Ridgefield Park, New Jersey

February 25, 2026

Shinhan Securities America Inc.
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2025

Shinhan Securities America, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Chanbum Kim, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Chanbum Kim, President
February 25, 2026